

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

August 20, 2008

By U.S. mail and facsimile

Mr. José Luciano Duarte Penido
Chief Executive Officer
Votorantim Pulp & Paper, Inc.
Alameda Santos, 1357, 6th floor
São Paulo, SP, Brazil 01419-908

> **Re:** **Votorantim Pulp & Paper, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed on January 31, 2008**
> **File No. 1-15018**

Dear Mr. Penido:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to the Consolidated Financial Statements, page F-15

Note 2. Significant Accounting Policies, page F-15

(i) Paper – domestic market, page F-19

1.   We note that under your vendor program the bank finances customer's purchases where the customer agrees to pay the bank and bank in turn pays you on behalf of the customer for the purchase price of the product. In addition, you guarantee full repayment of the loan in the event of a customer default. Please explain to us

how you have considered the provisions of FIN 45 and EITF 00-21 in accounting for the vendor program. In this regard, tell us how you determined the fair value of the guarantees, the liability recorded for the guarantee, how you allocated revenue to the guarantee and other elements of the sale, and how you recognized revenue for each of the elements.

Note 4. Acquisition or Sale of Affiliates, page F-23

(b) Asset exchange, page F-26

2.   We note that you measured the gain of US$989 million on asset exchange as the difference between the book value of net assets relinquished and fair value of the net assets acquired. Please tell us why you believe the fair value of the net assets acquired was more clearly evident than the fair value of the asset surrendered. In your response, explain how the fact that the mill at Três Lagoas is still under development has impacted your analysis. Disclose how you determined the fair value of the net assets acquired. Refer to paragraph 18 of APB 29 for additional guidance.

Note 8. Investment in Significant Affiliated Companies, page F-32

3.   For those investments in common stock for which a quoted market price is available, please disclose the aggregate value of each identified investment based on the quoted market price. In addition, disclose the accounting treatment of the difference between the amount at which an investment is carried and the amount of underlying equity in net assets. Refer to paragraph 20 of APB 18.

Note 10. Property, Plant and Equipment, page F-34

4.   Please tell us how you have considered SFAS 143 in determining whether you should record an asset retirement obligation for your property, plant and equipment.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Steve Lo at 202-551-3394 or me at 202-551-3688 if you have questions regarding these comments and related matters.

Sincerely,

Ryan C. Milne
Accounting Branch Chief
Office of Beverages, Apparel
and Health Care Services